Exhibit 99.1

EMERALD HEALTH THERAPEUTICS, INC.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian Dollars)

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Canadian dollars)

	September 30	December 31
	2019	2018

ASSETS

Current
Cash and cash equivalents	$6,389,287	$36,042,090
Accounts receivable (Note 5)	6,127,241	3,579,271
Biological assets (Note 6)	1,175,772	1,088,528
Inventory (Note 7)	16,352,471	6,772,525
Prepaid expenses	1,198,629	1,326,780
Due from related parties (Note 11)	14,107,154	14,973,749
Total current assets	45,350,554	63,782,943

Plant and equipment (Note 8)	41,776,544	16,965,989
Plant under construction	7,687,178	10,310,229
Deposits on materials and equipment	605,877	981,832
Refundable deposits	196,391	2,196,391
Intangible assets (Note 9)	90,337,299	86,612,636
Right-of-use assets (Note 20)	5,850,117	-
Goodwill	169,323	169,323
Long-term investment	78,523	282,509
Investment in joint venture (Note 10)	70,050,243	25,660,842
Total non-current assets	216,751,495	143,179,751

TOTAL ASSETS	$262,102,049	$206,962,694

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	$15,129,034	$9,634,464
Current portion of long-term debt	-	2,503,064
Deferred payment (Note 4)	7,323,922	22,226,565
Payable to joint venture (Note 10)	10,010,000	-
Due to related parties (Note 11)	7,437,469	1,806,393
Total current liabilities	39,900,425	36,170,486

Lease liability (Note 20)	6,140,609	-
Convertible Debenture (Note 12)	21,383,086	-
Deferred income tax liability	293,886	293,886
TOTAL LIABILITIES	$67,718,006	$36,464,372

SHAREHOLDERS' EQUITY
Share capital (Note 13)	234,221,649	204,791,733
Warrants (Note 14)	6,150,876	4,360,000
Convertible Debt Reserves (Note 12)	382,626	-
Contributed surplus	23,444,070	14,202,536
Accumulated deficit	(74,026,516)	(52,855,947)
TOTAL SHAREHOLDERS' EQUITY	190,172,705	170,498,322

Non-controlling interest	4,211,338	-

TOTAL LIABILITIES AND EQUITY	$262,102,049	$206,962,694

Nature and continuance of operations (Note 1)

Events after the reporting period (Note 1 & 22)

On behalf of the Board of Directors:

/s/ Avtar Dhillon	/s/ Jim Heppell
Director	Director

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Canadian dollars)

	Three months	Three months	Nine months	Nine months
	ended	ended	ended	ended
	September 30	September 30	September 30	September 30
	2019	2018	2019	2018

Revenue
Sales (Note 18)	$9,718,308	$321,070	$17,397,974	$978,550
Excise taxes	420,537	-	1,350,997	-
Net revenue	9,297,771	321,070	16,046,977	978,550

Cost of sales
Cost of goods sold	8,264,137	300,785	15,682,564	856,073
Production costs	1,411,959	910,497	2,868,949	1,634,412
Depreciation of Health Canada license (Note 9)	919,947	880,542	2,759,842	1,908,930
Inventory write-down (Note 7)	2,823,978	-	2,823,978	-
Loss (gain) on changes in fair value of biological assets (Note 6)	432,859	(1,302,377)	(544,493)	(2,674,261)
Gross margin	(4,555,109)	(468,377)	(7,543,863)	(746,604)

Expenses
General and administrative (Note 19)	4,338,102	4,735,075	11,821,132	10,691,659
Sales and marketing	1,201,306	2,685,549	3,251,704	3,840,389
Research and development	1,179,065	92,568	3,412,943	273,521
Depreciation (Note 8 and 9)	428,813	336,461	925,396	484,529
Share-based payments (Note 13)	2,992,922	2,165,851	11,436,660	6,201,559
	10,140,208	10,015,504	30,847,835	21,491,657

Loss from operations	14,695,317	10,483,881	38,391,698	22,238,261

Share of loss (income) from joint venture (Note 10)	1,201,650	(3,940,373)	(19,099,401)	(4,321,011)
Interest income	(220,711)	(222,740)	(1,023,848)	(747,240)
Other expenses	2,488,601	-	3,030,475	-
Loss on settlement of deferred payment (Note 4)	-	-	864,229	-
Fair value changes in financial assets	100,867	105,890	203,985	230,535
Deferred income tax recovery	(805,000)	-	(805,000)	(317,497)
NET LOSS AND COMPREHENSIVE LOSS	17,460,724	6,426,658	21,562,138	17,083,048

Net loss and comprehensive loss attributable to:
Emerald Health Therapeutics, Inc.	17,252,590	6,345,718	20,971,476	16,676,533
Non-controlling interest	208,134	80,940	590,662	406,515
	17,460,724	6,426,658	21,562,138	17,083,048

Net loss per common share
Basic and diluted	$0.12	$0.05	$0.15	$0.13

Weighted average number of common shares outstanding
Basic and diluted	150,623,580	136,166,730	146,209,650	127,162,988

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Unaudited)

(Expressed in Canadian dollars)

	Share Capital		Warrants
								Total	Non-
	# of		# of		Contributed	Convertible	Accumulated	Shareholders'	Controlling	Total
	Shares	Amount	Warrants	Amount	Surplus	Debt Reserves	Deficit	Equity	Interest	Equity

Balance, January 1, 2019	141,443,116	$204,791,733	8,411,764	$4,360,000	$14,202,536	$-	$(52,855,947)	$170,498,322	$-	$170,498,322
Adoption of IFRS 16 (Note 3)	-	-	-	-	-	-	(199,093)	(199,093)	-	(199,093)

Balance, January 1, 2019, as restated	141,443,116	204,791,733	8,411,764	4,360,000	14,202,536	-	(53,055,040)	170,299,229	-	170,299,229
Shares issued on at-the-market offering (Note 13)	5,936,500	18,768,424	-	-	-	-	-	18,768,424	-	18,768,424
Warrants issued on convertible debentures	-	-	12,500,000	1,790,876	-	-	-	1,790,876	-	1,790,876
Convertible debt reserves	-	-	-	-	-	382,626	-	382,626	-	382,626
Acquisition of Verdélite Sciences Inc. (Note 4)	2,129,707	8,199,371	-	-	-	-	-	8,199,371	-	8,199,371
Shares issued on stock option exercises (Note 13)	1,898,143	3,339,317	-	-	(2,195,126)	-	-	1,144,191	-	1,144,191
Acquisition of Emerald Health Naturals Inc. (Note 4)	-	-	-	-	-	-	-	-	4,802,000	4,802,000
Share issuance costs	-	(877,196)	-	-	-	-	-	(877,196)	-	(877,196)
Share-based payments (Note 13)	-	-	-	-	11,436,660	-	-	11,436,660	-	11,436,660
Net loss and comprehensive loss	-	-	-	-	-	-	(20,971,476)	(20,971,476)	(590,662)	(21,562,138)
Balance, September 30, 2019	151,407,466	$234,221,649	20,911,764	$6,150,876	$23,444,070	$382,626	$(74,026,516)	$190,172,705	$4,211,338	$194,384,043

Balance, December 31, 2017	106,787,226	$77,912,246	9,707,677	$461,772	$5,285,709	$-	$(17,829,369)	$65,830,358	$1,956,834	$67,787,192

Shares issued on stock option exercises (Note 13)	817,272	983,039	-	-	(369,050)	-	-	613,989	-	613,989
Units issued on prospectus offerings	10,000,000	40,740,000	10,000,000	9,060,000	-	-	-	49,800,000	-	49,800,000
Share issuance costs	-	(273,628)	-	-	-	-	-	(273,628)	-	(273,628)
Acquisition of Verdélite Sciences Inc. (Note 4)	9,911,894	45,000,000	-	-	-	-	-	45,000,000	-	45,000,000
Increase in ownership of Avalite Sciences Inc.	1,093,938	4,000,000	-	-	-	-	(4,449,685)	(449,685)	(1,550,319)	(2,000,004)
Shares issued on warrant exercises (Note 14)	8,239,863	24,901,302	(8,239,863)	(3,044,679)	-	-	-	21,856,623	-	21,856,623
Warrants expired	-	-	(3,056,050)	(2,117,093)	2,117,093	-	-	-	-	-
Share-based payments (Note 13)	-	-	-	-	6,201,558	-	-	6,201,558	-	6,201,558
Net loss and comprehensive loss	-	-	-	-	-	-	(16,676,533)	(16,676,533)	(406,515)	(17,083,048)
Balance, September 30, 2018	136,850,193	$193,262,959	8,411,764	$4,360,000	$13,235,310	$-	$(38,955,587)	$171,902,682	$-	$171,902,682

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(Unaudited)

(Expressed in Canadian dollars)

	Nine months	Nine months
	ended	ended
	September 30	September 30
	2019	2018

Operating activities
Net loss	$(21,562,138)	$(17,083,048)
Items not involving cash
Depreciation	4,252,703	2,393,459
Gain on changes in fair value of biological assets	(544,493)	(2,674,261)
Fair value changes in financial assets	203,985	230,535
Inventory write-down	2,823,978	-
Share-based payments	11,436,660	6,201,559
Share of income from joint venture	(19,099,401)	(4,321,011)
Interest and accretion expense	577,089	144,261
Deferred income tax recovery	(805,000)	(317,497)
Loss on settlement of deferred payment	864,229	-
Changes in non-cash operating working capital
Accounts receivable	(2,547,970)	(1,233,683)
Due from related parties	866,595	(1,182,574)
Prepaid expenses	128,151	(1,569,486)
Inventory and biological assets	(13,233,756)	(506,703)
Accounts payable and accrued liabilities	3,767,495	2,918,467
Due to related parties	8,017,956	149,494
Net cash flows used in operating activities	(24,853,917)	(16,850,488)

Investing activities
Investment in joint venture (Note 10)	(15,280,000)	(12,000,000)
Acquisition of asset (Note 4)	(1,099,799)	(22,634,061)
Acquisition of business, net of cash acquired	-	(2,000,000)
Deposits on equipment	1,409,442	(2,000,000)
Purchase of plant and equipment	(20,369,102)	(8,050,364)
Purchase of intangible assets	(1,561,785)	(5,183)
Net cash flows used in investing activities	(36,901,244)	(46,689,608)

Financing activities
Payment of lease liabilities	(362,361)	(57,221)
Proceeds from financing	18,768,423	49,800,000
Share issuance costs	(877,196)	(291,137)
Proceeds from convertible debenture financing	24,217,000	-
Repayment of long term debt	(2,503,064)	-
Repayment of deferred payment	(8,000,000)	-
Stock option exercises	1,144,190	613,989
Interest paid	(284,634)	-
Warrant exercises	-	21,856,622
Net cash flows provided by financing activities	32,102,358	71,922,253

(Decrease)/increase in cash and cash equivalents	(29,652,803)	8,382,157
Cash and cash equivalents, beginning of year	36,042,090	44,523,145
Cash and cash equivalents, end of period	$6,389,287	$52,905,302

Supplemental Information:
Fair value of shares issued to settle portion of deferred payment (Note 4)	$8,199,371	$-

The accompanying notes form an integral part of these condensed interim consolidated financial statements

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Emerald Health Therapeutics Inc. (the "Company"), is classified as a Tier 1 Venture Issuer on the TSXV, with its common shares (“Common Shares”) listed under the trading symbol “EMH.” The Company is also traded on the OTCQX, with its Common Shares listed under the trading symbol “EMHTF.”

These condensed interim consolidated financial statements (“interim financial statements”) have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at September 30, 2019, the Company had not yet achieved profitable operations and had accumulated losses of $74,026,516 (December 31, 2018 - $52,855,947) since its inception. Subsequent to September 30, 2019, the Company has raised additional gross proceeds of $2,500,000 of equity financing through a private placement (see Note 22). The continuing operations of the Company are dependent upon its ability to continue to raise adequate capital, to commence profitable operations in the future, to satisfy its commitments and to repay its liabilities arising from normal business operations as they become due. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

These condensed interim consolidated financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	BASIS OF PRESENTATION

These condensed interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2018 (“Annual Financial Statements”). Accordingly, accounting policies, estimates, and judgements applied are the same as those applied in the Company’s financial statements for the year ended December 31, 2018, unless otherwise indicated. The Company assesses its accounting estimates and judgements every reporting period.

The Company’s interim results are not necessarily indicative of its results for a full year.

a)	Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). As a result, these unaudited condensed interim consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB have been condensed with certain disclosures from the Annual Financial Statements omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company's Annual Financial Statements for the year ended December 31, 2018.

The condensed interim consolidated financial statements were authorized for filing by the Board of Directors on November 29, 2019.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

b)	Basis of measurement

These condensed interim consolidated financial statements have been prepared on a going concern basis, at historical cost except for certain financial instruments and biological assets, which are measured at fair value.

c)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances are eliminated on consolidation. Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

The subsidiaries of the Company at September 30, 2019 include the following:

	Ownership Interest	Ownership Interest
	as at September 30	as at December 31
Name of Entity	2019	2018
Emerald Health Therapeutics Canada Inc. (EHTC)	100%	100%
Emerald Health Naturals Inc. (Naturals)	51%	-
Avalite Sciences Inc. (Avalite)	100%	100%
Pure Sunfarms Corp. (Pure Sunfarms)	50%	50%
Verdélite Sciences Inc. (Verdélite)	100%	100%
Verdélite Property Holdings Inc.	100%	100%

d)	Functional and presentation currency

The Company and its subsidiaries’ functional currency is Canadian dollars. All dollar amounts presented are in Canadian dollars unless otherwise specified.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS

IFRS 16, Leases – replaced the guidance in IAS 17 Leases and established principles for the recognition, measurement, presentation and disclosure of leases, with the objective of ensuring that lessees and lessors provide relevant information that faithfully represents those transactions.

The Company has applied IFRS 16 with an initial application date of January 1, 2019. The simplified transition approach was applied and as a result, the Company recognized the cumulative effect of initially applying IFRS 16 as an adjustment to the accumulated deficit as at January 1, 2019. The IFRS 16 adjustment as at January 1, 2019, resulted in a debit to the Company’s accumulated deficit of $199,093.

The Company’s lease accounting policy in accordance with IFRS 16 is provided below.

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The right-of-use asset is initially measured at cost and subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. In addition, the right-of-use asset is subject to impairment assessment and adjusted for certain remeasurements of its associated lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the Company's incremental borrowing rate or rate implicit in the lease. The lease liability is subsequently measured at amortized cost using the effective interest method. The incremental borrowing rate determined for the Company for the leases in transition is within a range of 6% - 8%. The lease liability is subsequently measured at amortized cost using the effective interest method.

The lease liability is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured, a corresponding adjustment is made to the carrying amount of the right-of-use asset or is recorded in net earnings if the carrying amount of the right-of-use asset is nil.

A lease modification is accounted for as a separate lease if there is an increase in the scope of a lease and a corresponding increase in consideration, such as adding the right to use one or more underlying assets in a contract. Otherwise, a lease modification is considered a remeasurement of the lease liability, as discussed above.

Lease payments that depend on performance measures or usage of the underlying asset are considered variable lease payments, which are expensed as incurred.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases (lease term of 12 months or less) and leases for which the underlying asset is of low value. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Changes to the Company’s critical accounting estimates and judgments due to IFRS 16 are provided below.

The Company’s lease liabilities are measured at the present value of the lease payments discounted using the applicable incremental borrowing rate or rate implicit in the lease. Determining the discount rate (incremental borrowing rate) requires significant judgment and may have a significant quantitative impact on lease liability valuations. Many of the Company’s lease liabilities contain one or several lease extension clauses, and could reasonably be extended beyond the lease extensions outlined in the contract. Determining the length of the lease to be used in the present value calculation of the lease obligation requires significant judgement and may have significant impact on lease liability valuations.

$
Operating Lease commitments as disclosed at December 31, 2018	10,298,432
Effect of discounting using the incremental borrowing rates at January 1, 2019	(5,569,108)
Lease liabilities recognized at January 1, 2019	4,729,324

Initial Recognition of ROU assets at application date	5,184,165
Accumulated Depreciation as at application date	(653,935)
Net right-of-use assets recognized at January 1, 2019	4,530,230

4.	ACQUISITIONS

Emerald Health Naturals

On January 10, 2019, the TSXV approved the Company’s agreement with Emerald Health Bioceuticals, Inc. (“EHB”), an entity with common directors, to form Emerald Health Naturals Inc. (“Naturals”). Per the formation agreement with EHB, the Company will invest $5,000,000 for a 51% ownership of Naturals and EHB will grant Naturals exclusive Canadian distribution right to EHB’s product line for 49% ownership (“Distribution Right”). The Company has invested $1,099,799 with the remaining amount included in Due to Related Parties on the condensed interim consolidated statements of financial position. The Company concluded that it controls Naturals and it has been consolidated, with non-controlling interest recognized for the EHB owned portion. Naturals operates primarily in Canada and is focused on developing natural health products that may provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Distribution Right is recorded at its acquisition date fair value of $4,802,000. It is an intangible asset, estimated to have an indefinite life because it is expected to generate cash flows indefinitely. As an indefinite life intangible asset, the Distribution Right is not amortized.

Concurrent with this agreement, Naturals entered into an agreement to acquire assets from GAB Innovations, Inc. (“GAB”) for cash consideration of $340,000. The Company paid $200,000 on closing and the balance is due on January 10, 2020. On the date of acquisition, management concluded that the assets acquired did not include significant processes or outputs, and therefore did not meet the definition of a business under IFRS 3 Business Combinations. As a result, the transaction was accounted for as an asset acquisition.

The total purchase price and the fair value of the net assets of GAB acquired are disclosed below:

Net assets acquired	Asset fair value	Relative fair value
	$	$
3 Natural Product Numbers	90,000	89,259
Plant and Equipment	102,824	101,976
Health Canada NHP Site License	150,000	148,765
	342,824	340,000

As part of the asset acquisition, Naturals acquired a Health Canada Natural Health Product (“NHP”) Site License. An NHP Site Licence is required for any site that manufactures, processes, packages, labels, imports, and/or stores NHPs in Canada. The acquired NHP Site License allowed EHN to start importing and storing NHPs in Q2 2019. This intangible asset was recorded at its acquisition date fair value. This asset has a finite life and will be amortized on a straight-line basis in accordance with the Company’s policy.

Verdélite Sciences Inc.

On May 2, 2018, the Company acquired 100% of the issued and outstanding shares of Verdélite and the shareholder loans payable by Verdélite, for total consideration of $90.0 million, payable 50% in cash and 50% in Common Shares (the “Purchase Price”). The Company paid $22.5 million in cash upon closing and $45.0 million was satisfied by the issuance of 9,911,894 Common Shares, of which 4,955,947 Common Shares were held in escrow until May 1, 2019 (Note 13). The remaining $22.3 million was originally payable in cash to the vendors of Verdélite (the “Vendors”) on May 1, 2019.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

On May 1, 2019, the Vendors elected to receive $7.5 million of the remaining $22.3 million, as shares of the Company, with the remaining $14.8 million of the Purchase Price to be paid on or before May 30, 2019. The Company treated this change to the terms of settlement for the purchase of Verdélite as an extinguishment of the original terms, and not a modification under IFRS 9, Financial Instruments. The shares issued to the Vendors were valued on the five-day volume-weighted average price of the Common Shares of the Company on the TSXV, discounted 10%, calculated as of April 30, 2019. This resulted in the issuance of 2,129,707 Common Shares to the Vendors, at a deemed share price of $3.52 per Common Share. Under IFRIC 19, Extinguishing Financial Liabilities with Equity Instruments, when equity instruments issued to a creditor to extinguish all or part of a financial liability are recognized initially, an entity shall measure them at the fair value of the equity instruments issued. The difference between the carrying amount of the financial liability extinguished and the consideration paid is recognized in profit or loss in the nine months ended September 30, 2019. The fair value of the equity issued to the Vendors on May 1, 2019 was $3.85 per share, resulting in a loss of $864,229 being recognized by the Company in the condensed interim consolidated statements of loss and comprehensive loss.

An additional loss was recognized on the renegotiation of terms of settlement, as the Company initially recorded the liability at $22.3 million, adjusted from the $22.5 million based on working capital adjustments. The difference of $164,857 has been recognized as a loss by the Company and is included in the settlement loss of $864,229 in the condensed interim consolidated statements of loss and comprehensive loss.

On May 30, 2019, the Company renegotiated the terms of the remaining $15.0 million payable to the Vendors. $5.0 million cash was paid in June 2019, with subsequent monthly payments of $1.0 million commencing mid July through to mid November 2019, with a final payment of $5.0 million plus accrued interest due on December 16, 2019. Interest on the outstanding balance began accruing May 31, 2019 at a rate of 10% per annum. The amount outstanding as at September 30, 2019 was $7,323,922.

5.	ACCOUNTS RECEIVABLE

The Company’s accounts receivable is comprised of:

	September 30	December 31
	2019	2018
	$	$
Goods and services tax refund receivable	1,992,302	2,519,789
Trade receivables	4,134,939	801,756
Other receivables	-	257,726
	6,127,241	3,579,271

Accounts receivable are neither impaired nor past due.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

6.	BIOLOGICAL ASSETS

The Company’s biological assets consist of cannabis seeds and cannabis plants. Changes in the Company’s biological assets are as follows:

	September 30	December 31
	2019	2018
	$	$
Carrying amount, beginning of year	1,088,528	114,559
Effect of unrealized changes in fair value of biological assets	544,493	2,818,442
Biological assets purchased	197,432	3,841
Biological asset expensed in R&D	(82,208)	-
Biological assets sold	-	(133,680)
Transferred to inventory upon harvest	(572,473)	(1,714,634)
Carrying amount, end of period	1,175,772	1,088,528

As at September 30, 2019, included in the carrying amount of biological assets is $91,960 (December 31, 2018 - $28,570) in seeds and $1,083,812 (December 31, 2018 - $1,059,958) in live plants.

The following inputs and assumptions are categorized within Level 3 on the fair value hierarchy, and are subject to volatility and several uncontrollable factors, which could significantly effect the fair value of the biological assets in future periods:

•	plant waste – wastage of plants based on various stages of growth;
•	yield per plant – represents the weighted average grams of dry cannabis expected to be harvested from a cannabis plant, based on historical yields;
•	selling price, less costs to sell – based on estimated selling price per gram of dry cannabis based on historical sales and expected sales;
•	percentage of costs incurred to date compared to the total costs to be incurred (to estimate the fair value of an in-process plant) – represents estimated costs to bring a gram of cannabis from propagation to harvest; and
•	stage of plant growth – represents the weighted average age in of the plant out of the average growing cycle as at period end date.

As at September 30, 2019, on average, the biological assets were 22% complete as to the next expected harvest date, compared to a 39% average stage of completion as at December 31, 2018. The average number of days from the point of propagation to harvest is 106 days.

Biological assets are classified as Level 3 on the fair value hierarchy. Significant unobservable inputs used to fair value biological assets include the Company’s estimate of the yield of cannabis per plant as well as the average selling price per gram less cost to sell. A 5% increase or decrease in the estimated yield of cannabis per plant would result in an increase or decrease in the fair value of biological assets of $20,991 at September 30, 2019 (December 31, 2018 - $52,620). A 5% increase or decrease in the average selling price per gram less cost to sell would result in an increase or decrease in the fair value of the biological assets of $39,844 at September 30, 2019 (December 31, 2018 - $59,579).

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

7.	INVENTORY

The Company’s inventory is comprised of:

	September 30	December 31
	2019	2018
	$	$
Dried cannabis	12,272,391	5,778,176
Cannabis oils	3,274,394	337,314
Goods for resale	95,267	1,498
Supplies and consumables	710,419	655,537
	16,352,471	6,772,525

Inventory expensed and included in cost of sales was $8,264,137 and $15,682,564, for three and nine months ended September 30, 2019 (September 30, 2018 – $300,785 and $856,073). The unrealized (loss) gain due to the fair value change in biological assets included in cost of sales was ($432,859) and $544,493 for three and nine months ended September 30, 2019 (September 30, 2018 – gain of $7,228 and $136,927).

Inventories are written down when the cost of inventories exceed their net realizable value and are estimated to be unrecoverable due to obsolescence, damage, or declining market prices. During the three and nine months ended September 30, 2019, a provision of $801,197 was recognized for dried cannabis and packaged inventory (2018 - $Nil for all periods) related to product deterioration and limited remaining shelf life. An additional write-down of inventory of $2,022,781 was recognized in the three and nine months ended September 30, 2019 (2018 - $Nil for all periods) related to hemp harvested that did not meet the quality standards for extraction grade material.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

8.	PLANT AND EQUIPMENT

The Company’s plant and equipment continuity is as follows:

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Costs:
Balance, December 31, 2017	-	-	274,471	992,725	57,881	36,392	1,361,469
Additions	-	6,747,648	1,407,177	1,457,537	138,641	566,928	10,317,931
Acquired Through Verdélite	476,041	5,265,894	-	237,793	73,642	257,753	6,311,123

Balance, December 31, 2018	476,041	12,013,542	1,681,648	2,688,055	270,164	861,073	17,990,523
Additions	-	18,597,279	2,162,053	4,346,089	77,770	495,201	25,678,392
Acquired Through Naturals	-	-	33,984	-	3,271	63,553	100,808
Balance, September 30, 2019	476,041	30,610,821	3,877,685	7,034,144	351,205	1,419,827	43,769,723

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation:
Balance, December 31, 2017	-	-	79,609	210,653	9,002	30,870	330,134
Additions	-	153,563	75,074	336,932	67,524	61,307	694,400

Balance, December 31, 2018	-	153,563	154,683	547,585	76,526	92,177	1,024,534
Additions	-	163,515	260,615	351,346	72,535	120,634	968,645
Balance, September 30, 2019	-	317,078	415,298	898,931	149,061	212,811	1,993,179

				Production, Lab
			Leasehold	and Growing		Other
	Land	Buildings	Improvement	Equipment	Computers	Equipment	Total
	$	$	$	$	$	$	$
Net book value:
September 30, 2019	476,041	30,293,743	3,462,387	6,135,213	202,144	1,207,016	41,776,544
December 31, 2018	476,041	11,859,979	1,526,965	2,140,470	193,638	768,896	16,965,989

(1)	During the nine months ended September 30, 2019, the Company transferred $13,718,112 from plant under construction to plant and equipment related to the Metro Vancouver facility that was completed in the period.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

9.	INTANGIBLE ASSETS

The Company’s intangible assets continuity is as follows:

		Extraction	Distribution	Health Canada	Computer
	Patents	Assets	Right	License	Software	Total
	$	$	$	$	$	$
Cost:
Balance, December 31, 2017	-	-	-	2,922,096	62,135	2,984,231
Acquired through Verdélite	-	-	-	86,103,549	-	86,103,549
Additions	368,531	-	-	-	133,032	501,563

Balance, December 31, 2018	368,531	-	-	89,025,645	195,167	89,589,343
Acquired through Naturals	89,259	-	4,802,000	148,765	1,168	5,041,192
Additions	288,550	370,280	-	-	951,425	1,610,255
Balance, September 30, 2019	746,340	370,280	4,802,000	89,174,410	1,147,760	96,240,790

		Extraction	Distribution	Health Canada	Computer
	Patents	Assets	Right	License	Software	Total
	$	$	$	$	$	$
Accumulated amortization:
Balance, December 31, 2017	-	-	-	87,446	44,930	132,376
Additions	-	-	-	2,829,015	15,316	2,844,331

Balance, December 31, 2018	-	-	-	2,916,461	60,246	2,976,707
Additions	-	-	-	2,759,842	166,942	2,926,784
Balance, September 30, 2019	-	-	-	5,676,303	227,188	5,903,491

		Extraction	Distribution	Health Canada	Computer
	Patents	Assets	Right	License	Software	Total
	$	$	$	$	$	$
Net book value:
September 30, 2019	746,340	370,280	4,802,000	83,498,107	920,572	90,337,299
December 31, 2018	368,531	-	-	86,109,184	134,921	86,612,636

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

10.	INVESTMENT IN JOINT VENTURE

On March 30, 2019, Pure Sunfarms exercised its option to acquire from Village Farms International, Inc. (“Village Farms”) a second 1.1 million square foot (25 acre) greenhouse (“Delta 2”) adjacent to Pure Sunfarms’ existing 1.1 million square foot greenhouse in Delta, BC. In accordance with the terms of the Pure Sunfarms joint venture agreement, Village Farms is contributing the Delta 2 facility to the joint venture and the Company has committed to contribute an aggregate of $25 million in cash, of which $15 million was paid during the nine months ended September 30, 2019. The remaining balance of $10 million is recognized on the condensed interim consolidated statements of financial position in Payable to Joint Venture. Subsequent to September 30, 2019, Pure Sunfarms issued a default notice to the Company regarding a portion of the remaining balance payable that is further discussed in Note 22.

Profits and losses resulting from upstream and downstream transactions between the Company and Pure Sunfarms are recognized only to the extent of unrelated investor's interests in the associates. Unrealized gains arising from transactions with the associate are eliminated. Unrealized losses resulting from transactions with the associate are also eliminated, but only to the extent that there is no evidence of impairment.

The Company’s investment in Pure Sunfarms is as follows:

$
Balance at December 31, 2018	25,660,842
Investment in Joint Venture	25,000,000
Transaction costs	290,000
Share of income	19,099,401
Balance at September 30 2019	70,050,243

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Summarized financial information for Pure Sunfarms is set out below:

	September 30	December 31
	2019	2018
	$	$
Non-current assets	119,963,102	67,263,020
Current assets (a)	94,650,605	20,414,439
Total assets	214,613,707	87,677,459

Non-current liabilities	52,404,282	2,688,273
Current liabilities	20,479,446	39,465,718
Total liabilities	72,883,728	42,153,991

(a) includes cash and cash equivalents	16,128,158	2,361,948

	Nine months ended	Nine months ended
	September 30	September 30
	2019	2018
	$	$
Sales	71,548,261	247,200
Cost of Sales (b)	18,785,656	186,212
Gross margin before fair value changes	52,762,605	60,988

Change in fair value of biological asset	(15,025,343)	(1,119,399)

Gross margin	67,787,948	1,180,387

Selling, general and administrative expenses	7,454,313	2,156,128
Income (loss) from operations	60,333,635	(975,741)

Other (income) loss	723,108	(36,905)
Income (loss) before taxes	59,610,527	(938,836)

Provision for income taxes	13,404,014	-
Net income (loss)	46,206,513	(938,836)
(b) includes $1,777,664 of amortization expense (December 31, 2018 - $275,589)

Net Income (loss)	46,206,513	(938,836)
Elimination of transactions with the Company	(3,764,982)	-
Fair value adjustment	(4,242,729)	9,580,858
Adjusted net income	38,198,802	8,642,022
		-
50% Share of income from joint venture	19,099,401	4,321,011

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

A reconciliation of the summarized financial information to the carrying amount of the investment in Pure Sunfarms is set out below:

	For the nine	For the twelve
	months ended	months ended
	September 30 2019	December 31 2018
	$	$
Total net assets of Pure Sunfarms	141,729,979	45,523,468
50% ownership interest held by the Company	70,864,990	22,761,734
2018 cumulative adjustments carried forward	2,669,470	-
Fair value adjustment recognized during the period	(2,121,365)	3,964,388
Elimination of transactions with the Company during the period	(1,882,491)	(1,294,919)
Transaction costs cumulative	519,639	229,639
Carrying amount of the investment	70,050,243	25,660,842

To date, Pure Sunfarms has not issued dividends. As a privately held company, there are no quoted market prices available for the shares of Pure Sunfarms.

11.	RELATED PARTY TRANSACTIONS

With Emerald Health Sciences Inc.

As of September 30, 2019, Emerald Health Sciences Inc. (“Sciences”) held an aggregate of 40,434,242 Common Shares, representing 27% (December 31, 2018 – 43,234,242 shares, representing 31%) of the issued and outstanding Common Shares and it also held 4,411,764 (December 31, 2018 – 4,411,764) common share purchase warrants of the Company.

Sciences charged the Company $875,000 and $2,975,000 during the three and nine months ended September 30, 2019 (September 30, 2018 - $1,050,000 and $3,150,000) for services related to financing, business development, research and development, investor relations and acquisition activities, in accordance with the amended management agreement: $468,738 and $1,593,738 were recognized as research and development costs and $406,262 and $1,381,262 were recognized as general and administrative fees, respectively. Sciences charged the Company $2,022,781 for hemp harvested and the expenditures supporting the harvest through the supply agreement with Emerald Health Hemp Inc. (“EHH”), a wholly-owned subsidiary of Sciences. As of September 30, 2019, the Company owed $4,977,893 (December 31, 2018 - $502,194) to Sciences for total services provided. This amount is included in the due to related parties caption on the condensed interim consolidated statements of financial position and is non-interest bearing. As of September 30, 2019, Sciences owed Company $31,421 (December 31, 2018 – $31,421) for invoices paid on behalf of Sciences, this amount is included in the due from related parties caption on the condensed interim consolidated statements of financial position and is non-interest bearing.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

In July 2019, the Company amended a previous loan agreement with Sciences pursuant to which Sciences agreed to loan up to $15,000,000 to the Company, in amounts and at times agreed to by the parties. Amounts loaned bear interest at 12% per annum and are repayable on demand. As of September 30, 2019, $515,233 was the carrying balance of the amount loaned from Sciences to the Company (December 31, 2018 - $Nil) and $265,397 (September 30, 2018 - $Nil) was the interest charged during the nine month period as per the loan agreement. The amount owing is included in Due to Related Parties on the condensed interim consolidated statements of financial position.

On October 1, 2019, the Company and Sciences amended the management agreement pursuant to which Sciences is not entitled to further cash consideration beyond amounts currently accrued and outstanding.

On October 4, 2019, the Company announced that it had entered into an agreement to amend the purchase price payable by the Company pursuant to the hemp supply agreement dated September 25, 2018 with EHH. Pursuant to this agreement, the Company will only pay EHH the reasonable and documented costs incurred by EHH in exchange for hemp products.

On October 4, 2019, the Company announced that it had entered into a sublease agreement and a cultivation agreement with Sciences. Pursuant to the sublease agreement, the Company agreed to sublease 12 acres of land in Metro Vancouver to Sciences for which Sciences agreed to pay the Company rent equal to the amount that the Company pays to the head-landlord for the subleased land. Pursuant to the cultivation agreement, Sciences granted the Company the right to cultivate cannabis, for the sole benefit of the Company, on the subleased land. In exchange for this right, the Company agreed to waive the amounts payable by Sciences under the Sublease Agreement.

With the Company’s joint venture

As of September 30, 2019, Pure Sunfarms owes the Company $1,075,734 (December 31, 2018 - $1,942,329) for expenditures made on behalf of the joint venture. As of September 30, 2019, the Company owes to Pure Sunfarms $1,135,860 (December 31, 2018 - $1,287,082) for storage, logistical and administrative related fees. These amounts are included in the respective Due To and Due From Related Parties on the condensed interim consolidated statements of financial position, and are non-interest bearing. The Company also contributed $13,000,000 in the form of an on-demand loan as described in the Company’s Annual Financial Statements.The Company has recorded a provision related to Pure Sunfarms that is described in Note 21. The Company is also in a dispute with Pure Sunfarms that is described in Note 21 and 22.

With a company controlled by the Company’s Executive Chairman

During the year ended December 31, 2017, the Company entered into a 30-year lease with a company (the “Landlord”) that is controlled by Avtar Dhillon, MD, the Executive Chairman of the Company with respect to land in Metro Vancouver, British Columbia on which the Company is constructing its new production facility. During the three and nine months ended September 30, 2019, the Company paid to the Landlord $84,904 and $254,713 (September 30, 2018 - $89,189 and $255,658) in rent and $Nil and $237 (September 30, 2018 - $40,699 and $40,699) for invoices paid on behalf of the Company. The Landlord was reimbursed by the Company for $10,208 and $189,354 during the three and nine months ended September 30, 2019 (September 30, 2018 - $7,666 and $45,647) for development fees and services related to construction of the Company’s new facility. As of September 30, 2019, the Company owed $14,241 (December 31, 2018 - $502) to the Landlord; this amount is included in Due to Related Parties on the condensed interim consolidated statements of financial position and is non-interest bearing. As at September 30, 2019, the Company recognized a lease obligation of $3,562,352 relating to the land in Metro Vancouver. This amount is included on the statements of financial position under “Lease Liability”.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

With a company whose CEO is also a director of the Company

The Company holds 1,666,667 common shares and 1,666,667 common share purchase warrants of Avricore Health Inc, as described in the Company’s Annual Financial Statements. Naturals holds 3,030,303 common share purchase warrants of Avricore.

With a company whose President is also a CEO of the Subsidiary

Naturals owes to GAB $153,920 (December 31, 2018 - $Nil) for expenditures made on behalf of Naturals.

Remuneration of directors and key management of the Company

The remuneration awarded to directors and to senior key management including the Executive Chairman and President, the Chief Executive Officer, the Chief Financial Officer, the Chief Commercial Officer and the Chief Operating Officer, includes the following expenses recognized during the period:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30 2019	September 30 2018	September 30 2019	September 30 2018
	$	$	$	$
Wage and short-term benefits	505,964	256,204	1,067,346	734,554
Share-based payments	1,966,113	1,117,755	4,818,820	3,133,291
	2,472,077	1,373,959	5,886,166	3,867,845

Included in Due to Related Parties on the condensed interim consolidated statements of financial position at September 30, 2019 is $42,517 (December 31, 2018 - $16,614) due to related parties with respect to key management personnel and expense reimbursements and are non-interest bearing.

In the event that senior key management employment agreements are terminated by the Company, other than for just cause, such officers are entitled to a minimum severance amount equal to six months of salary.

These transactions are recorded at the amounts agreed upon between the two parties.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

12.	CONVERTIBLE DEBENTURE

On September 10, 2019, the Company issued 2,500 secured convertible debenture units (the “Convertible Debenture Units”) of the Company at a price of $10,000 per Convertible Debenture Unit (the “Issue Price”) for gross proceeds of $25,000,000 (the “Offering”) to a single Canadian institutional accredited investor (the “Investor”).

Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture of the Company in the principal amount of $10,000 (each, a "Convertible Debenture") and 5,000 common share purchases warrants of the Company (each, a "Debenture Warrant"). The Convertible Debentures have a maturity date of 24 months from the issuance date (the "Maturity Date") and bear interest (at the option of the Company payable in cash or, pursuant to TSXV rules and subject to certain limitations on a holder’s ownership levels, in Common Shares from the date of issuance at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The Convertible Debentures include certain covenants relating to the business of the Company.

Subject to certain limitations on a holder’s ownership levels, restrictions, and at the option of the holder, the Convertible Debentures are convertible, subject to certain restrictions and at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures have a conversion price of $2.00 per Common Share (the "Conversion Price"). If, at any time prior to the Maturity Date, the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the Convertible Debentures at the Conversion Price provided the Company gives 30 days' notice of such conversion to the holder.

Subject to certain limitations on a holder’s ownership levels, each Warrant is exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of 24 months from the date of issue. If, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

At issuance, the fair value of the liability component of the Convertible Debentures was estimated to be $21,925,195. They were valued using Company specific interest rates assuming no conversion features exist. The debt component is to be accreted to face value over the term to maturity as a non-cash interest charge. The Debenture Warrants were valued at $2,426,826 using the Black-Scholes valuation model. The residual value was allocated to the equity component of the conversion feature and had a value of $647,978.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Issuance costs of $783,000 were allocated proportionately with $686,697 as a debit against the liability component and $96,303 as a debit against the equity component of the conversion feature. These issuance costs create a temporary difference between the carrying value of the liability component and the tax base of the liability for tax purposes. The deferred tax impact of the allocation of a portion of the Convertible Debenture to equity resulted in a deferred tax recovery in the three and nine months ended September 30, 2019 of $805,000 and a corresponding deferred tax asset in equity of $635,950 and $169,050 for the Debenture Warrants and the equity component of the Convertible Debenture, respectively. The effect of deferred tax is recognised in equity because IAS 12 requires that the recognition of deferred tax must follow the underlying transaction it relates to, and the temporary difference relates to the amount attributed to the equity conversion option and Debenture Warrants.

During the period ended September 30, 2019 interest expense of $68,493 and accretion expense of $144,588 was recorded.

13.	SHARE CAPITAL

Authorized

•	Unlimited number of Common Shares without par value
•	Unlimited number of preferred shares without par value, issuable in series

Issued

•	151,407,466 Common Shares (December 31, 2018 – 141,443,116)
•	Nil preferred shares (December 31, 2018 - Nil)

During the nine months ended September 30, 2019, the outstanding share capital increased by 9,964,350 Common Shares due to the following transactions:

•	The Company filed a prospectus supplement in connection with an at-the-market equity program (“ATM Program”) that it established with GMP Securities L.P. (the “Agent”) during Q1 2019. In connection with the ATM Program, the Company entered into an equity distribution agreement with the Agent. The ATM Program allows the Company to issue Common Shares from treasury having an aggregate gross sales price of up to $39 million to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSXV or on any other marketplace for the common shares in Canada. The ATM Program is effective until the earlier of April 13, 2021 or completion of the sale of the maximum amount of shares thereunder. Sales of Common Shares will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions on the TSXV or on any other existing marketplace for the common shares in Canada. The Common Shares will be distributed at the prevailing market prices at the time of the sale and, as a result, prices may vary among purchasers and during the period of distribution. During the nine months ended September 30, 2019, the Company issued an aggregate of 5,936,500 Common Shares for gross proceeds of $18,768,421 with an average price of $3.16.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

•	Issued 2,129,707 shares with a value of $8,199,371 for the acquisition of Verdélite as described in Note 4.
•	A total of 1,543,143 stock options were exercised ranging in exercise price from $0.175 to $3.07 for gross proceeds of $1,555,532. A total of 355,000 restricted share units vested and were settled. A total of 1,898,143 Common Shares were issued.

Escrowed Common Shares

The 4,955,947 shares issued as part of the purchase price of Verdélite were subject to an Escrow Agreement. Under the agreement, 50% of the shares issued to the Vendors of Verdélite were to remain in escrow until May 1, 2019. During the nine months ended September 30, 2019, 4,955,947 Common Shares (December 31, 2018 - 4,955,947) were released from escrow (Note 4).

Share based payments

The Board of Directors has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable. The exercise price of the options must be no less than the closing market price of the Common Shares on the day preceding the grant.

		Weighted Average
	Number of Options	Exercise Price
		$
Balance, December 31, 2017	9,861,114	1.76
Granted	2,811,000	4.16
Forfeited	(1,367,708)	3.62
Exercised	(1,410,195)	0.85
Balance, December 31, 2018	9,894,211	2.31
Granted	6,475,500	3.83
Forfeited	(1,221,820)	3.79
Exercised	(1,543,143)	0.74
Balance, September 30, 2019	13,604,748	3.08

During the nine-month period ended September 30, 2019, the Company granted 6,475,500 stock options to employees and consultants. The stock options granted had exercise prices between $1.80 and $4.15, have expiry dates of five years and vest over three years. The weighted average fair value of the stock options granted was $3.83. The weighted average trading share price of the options exercised during the nine months ended September 30, 2019 was $2.13.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The fair values of the options granted during the nine-month periods ended September 30, 2019 and 2018 were determined on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	September 30	September 30
	2019	2018
Risk free interest rate	1.29% - 1.85%	1.73%-2.14%
Expected life of options (years)	2.78	3.00
Expected annualized volatility	95.99% - 105.68%	80%
Expected dividend yield	Nil	Nil
Weighted average Black-Scholes value of each option	$2.36	$2.28

Volatility was determined by using the historical volatility of the Company. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

Incentive stock options outstanding and exercisable at September 30, 2019 are summarized as follows:

	Outstanding			Exercisable
			Weighted		Weighted
Range of		Remaining	average		average
exercise		contractual	exercise		exercise
prices	Quantity	life (years)	price	Quantity	price
$			$		$
0.175 - 0.43	30,000	1.90	0.34	30,000	0.34
0.44 - 0.50	1,500,000	0.56	0.45	1,500,000	0.45
0.51 - 0.94	978,194	1.99	0.72	978,194	0.72
0.95 - 1.25	723,834	2.67	1.21	545,365	1.20
1.26 - 1.49	253,720	3.34	1.43	125,949	1.41
1.50 - 3.40	2,010,500	4.15	2.67	717,625	2.81
3.41 - 4.23	5,627,250	4.61	4.07	1,784,008	4.07
4.24 - 4.25	1,916,250	6.45	4.25	961,250	4.25
4.26 - 5.44	315,000	3.90	4.53	138,750	4.52
5.45 - 6.68	250,000	3.40	5.68	137,500	5.68
	13,604,748	4.00	3.08	6,918,641	2.46

The Company recorded share based compensation expense related to the stock options of $2,495,315 and $10,258,200 for the three and nine months ended September 30, 2019 (September 30, 2018 – $1,673,354 and $4,736,171). The expense has been charged to the condensed interim consolidated statements of loss and comprehensive loss.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Restricted share units

The Board of Directors has the discretion to determine to whom restricted share units (“RSUs”) will be granted, the number granted, and the terms and time frames in which the RSUs will vest and be settled.

		Weighted average
		fair value per
	Number of RSUs	unit at issue
		$
Balance, December 31, 2017	825,000	3.73
Granted	5,000	5.67
Balance, December 31, 2018	830,000	3.74
Granted	475,000	4.15
Settled	(355,000)	4.27
Forfeited	(5,000)	4.15
Balance, September 30, 2019	945,000	3.75

During the nine months ended September 30, 2019, the Company issued 475,000 RSUs to various employees and consultants, that vest over two years, on April 2, 2020 and April 2, 2021 and settle in Common Shares. The Company recorded share-based compensation expense related to the RSUs of $497,607 and $1,178,460 for the three and nine months ended September 30, 2019 (September 30, 2018 – $492,496 and $1,465,388) to the condensed interim consolidated statements of loss and comprehensive loss.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

14.	WARRANTS

		Weighted
	Number of	Average
	Warrants	Exercise Price
		$
Balance, December 31, 2017	9,707,677	0.80

Issued in January 2018	3,000,000	6.00
Issued in February 2018	3,000,000	7.00
Issued in May 2018	4,000,000	5.20
Exercised	(8,239,863)	2.65
Expired	(3,056,050)	6.91
Balance, December 31, 2018	8,411,764	2.92
Issued in September 2019	12,500,000	2.00

Balance, September 30, 2019	20,911,764	2.37

Expire:
November 2019	4,000,000	5.20
November 2021	4,411,764	0.85
September 2021	12,500,000	2.00
Balance, September 30, 2019	20,911,764	2.37

15.	FINANCIAL INSTRUMENTS

The classification of the Company’s financial instruments, as well as their carrying amounts and fair values, are as follows:

The carrying value of the cash and cash equivalents, accounts receivable (excluding statutory receivable balances), due from related parties, refundable deposits, accounts payable and accrued liabilities, current portion of long-term debt, deferred payment, payable to joint venture and amounts due to related parties, approximate the fair value because of the short-term nature of these instruments.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Fair value hierarchy – financial instruments recorded at fair value at the statement of financial position dates are classified using the fair value hierarchy, which reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 – Valuation based on quoted prices unadjusted in active markets for identical assets or liabilities.

Level 2 – Valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the period.

The Company’s financial instruments that are recorded at fair value are presented in the following table:

	Fair Value Measurement
	Level 1	Level 2	Level 3	Total
	$	$	$	$
As at September 30, 2019
Financial Assets
Long-term investments	50,000	28,523	-	78,523

As at December 31, 2018

Financial Assets
Long-term investments	166,667	115,842	-	282,509

The Company is exposed to varying degrees to a variety of financial instrument related risks:

Currency risk

The Company’s functional and presentation currency is the Canadian dollar and major purchases are transacted in Canadian dollars. As a result, the Company’s exposure to foreign currency risk is minimal.

Credit risk

Credit risk is the risk of an unexpected loss to the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s maximum exposure to credit risk as at September 30, 2019 is the carrying value of its financial assets. The Company’s cash and redeemable short-term investment certificates are largely held in large Canadian financial institutions. The Company does not have any asset backed commercial paper. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. With regards to receivables, the Company is not exposed to significant credit risk as the Company’s sales are to government bodies or are typically paid at the time of the transaction. The Company provides credit to some of its customers in the normal course of business. The majority of the trade receivables held are with crown corporations.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold any financial liabilities with variable interest rates. The Company does maintain bank accounts and redeemable short-term investment certificates which earn interest at variable rates, but it does not believe it is currently subject to any significant interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. As at September 30, 2019, the Company had working capital of $5,450,129 (December 31, 2018 – $27,612,457). The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

16.	CAPITAL MANAGEMENT

The Company’s objective when managing its capital is to ensure sufficient equity financing to fund its planned operations in a way that maximizes the shareholder return given the assumed risks of its operations. The Company considers shareholders’ equity as capital. Through the ongoing management of its capital, the Company will modify the structure of its capital based on changing economic conditions. In doing so, the Company may issue new shares. Annual budgeting is the primary tool used to manage the Company’s capital. Updates are made as necessary to both capital expenditure and operational budgets in order to adapt to changes in risk factors, proposed expenditure programs and market conditions.

17.	SEGMENTED INFORMATION

Segment reporting is prepared on the same basis that the Company’s Chief Executive Officer, who is the Company’s Chief Operating Decision Maker, manages the business, makes resource allocation decisions and assesses performance. The Company operates in one reportable segment, being the production and sale of cannabis and in one geographical location, Canada.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

	Cannabis	Other	Total
	$	$	$
For the three months ended September 30, 2019
Sales	9,636,475	81,833	9,718,308
Interest revenue	692,206	(471,495)	220,711
Loss from operations	(6,143,208)	(8,552,109)	(14,695,317)
Net loss and comprehensive loss	(9,363,961)	(8,096,763)	(17,460,724)
Share of loss from joint venture	(1,201,650)	-	(1,201,650)

For the nine months ended September 30, 2019
Sales	17,221,907	176,067	17,397,974
Interest revenue	643,615	380,233	1,023,848
Loss from operations	(20,248,112)	(18,143,586)	(38,391,698)
Net loss and comprehensive loss	(3,960,400)	(17,601,738)	(21,562,138)
Share of income from joint venture	19,099,401	-	19,099,401

	Cannabis	Other	Total
	$	$	$
For the three months ended September 30, 2018
Sales	318,555	2,515	321,070
Interest revenue	-	222,740	222,740
Loss from operations	(3,458,791)	(7,025,090)	(10,483,881)
Net loss and comprehensive loss	481,789	(6,908,447)	(6,426,658)
Share of income from joint venture	3,940,373	-	3,940,373

For the nine months ended September 30, 2018
Sales	976,035	2,515	978,550
Interest revenue	-	747,240	747,240
Loss from operations	(5,570,829)	(16,667,432)	(22,238,261)
Net loss and comprehensive loss	(1,249,611)	(15,833,437)	(17,083,048)
Share of income from joint venture	4,321,011	-	4,321,011

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

18.	SALES

A summary of the Company’s sales by product line is provided in the table below:

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30 2019	September 30 2018	September 30 2019	September 30 2018
	$			$
Dried Cannabis	7,855,117	132,511	12,920,014	421,170
Cannabis Oils	1,781,368	185,183	4,296,069	540,363
Other	81,823	3,376	181,891	17,017
Total	9,718,308	321,070	17,397,974	978,550

During the three and nine months ended September 30, 2019, the Company earned approximately 57% and 75% respectively, of gross revenues from three major customers, two being Crown Corporations (September 30, 2018 – $Nil and $Nil).

19.	GENERAL AND ADMINISTRATIVE EXPENSES

	For the three	For the three	For the nine	For the nine
	months ended	months ended	months ended	months ended
	September 30 2019	September 30 2018	September 30 2019	September 30 2018
	$	$	$	$
Professional, director and consulting fees	1,387,215	2,420,084	3,780,474	5,705,757
Corporate communications and media	345,374	861,838	1,329,924	1,654,880
Wages and benefits	1,624,699	853,397	4,253,908	1,887,468
Office and general	780,575	411,993	2,013,197	1,058,316
Travel and accommodations	200,239	187,763	443,629	385,238
Total general and administrative expenses	4,338,102	4,735,075	11,821,132	10,691,659

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

20.	LEASES

The Company’s leases consist primarily of land, office space, as well as miscellaneous production and other equipment. Information about the right-of-use assets and associated lease liabilities are seen below.

a)	Right-of-Use Assets

	ROU - Land use Rights	ROU - Buildings	ROU - Equipment	Total
	$	$	$	$
Costs:
Balance, applied January 1, 2019	3,634,227	1,371,759	178,179	5,184,165
Additions	-	1,720,037	21,238	1,741,275
Balance, September 30, 2019	3,634,227	3,091,796	199,417	6,925,440

Accumulated Depreciation:
Balance, applied January 1, 2019	181,711	449,664	22,560	653,935
Amortization during period	90,856	299,383	31,149	421,388
Balance, September 30, 2019	272,567	749,047	53,709	1,075,323

Carrying value:
September 30, 2019	3,361,660	2,342,749	145,708	5,850,117
December 31 2018	-	-	-	-

b)	Lease Liabilities

The following table reconciles the opening and ending balances of the lease liabilities:

$
Lease liabilities recognized at January 1, 2019	4,729,324
Lease liability additions	1,743,383
Lease payments	(621,715)
Interest incurred	289,617
Balance, September 30, 2019	6,140,609

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

The Company expects the following maturities of its undiscounted lease liabilities:

Contractual Undiscounted Cash Flows:
$
Within 1 year	1,256,198
1 - <3 years	2,277,880
3 - <5 years	880,573
Over 5 years	7,280,001
Balance, September 30, 2019	11,694,652

21.	PROVISION FOR PURE SUNFARMS SUPPLY AGREEMENT

On October 15, 2019, the Company notified its Joint Venture that it was disputing its liability under a supply agreement between the Company and the Joint Venture (the “Supply Agreement”) with respect to the Joint Venture’s recent sales of cannabis to third parties.

Under the Supply Agreement, the Company may decline to accept deliveries of cannabis product from the Joint Venture. If product is declined, the Joint Venture may sell such product to third parties. In the event of such sale, and only in certain circumstances, the Company may be required to pay to the Joint Venture an amount equal to the difference between the purchase price applicable to the Company (which is subject to adjustment based on sales by the Joint Venture to third parties in accordance with the Supply Agreement) and the average price actually paid by such third parties.

Between June 21, 2019 and September 29, 2019, the Company declined to accept certain deliveries of product; this product was subsequently sold by the Joint Venture to third parties. The Joint Venture has claimed that the Company is liable to the Joint Venture for an aggregate amount of approximately $7.2 million under the terms of the Supply Agreement. The Company disputes this claim as it believes that the basis for calculation by the Joint Venture of the purchase price is incorrect, as the Joint Venture has based its calculation on a fixed purchase price, which is not consistent with the language of the Supply Agreement.

The Company has reviewed certain sales information provided by the Joint Venture for the period in which this claim has arisen. While $7.2 million is the maximum amount that the Company could be liable for, a provision that represents management’s best estimate has been recorded in the period. The actual amount and timing of any expected payments are uncertain as the Company and the Joint Venture are currently disputing the interpretation of the terms of the Supply Agreement. The Company will continue to consider all legal options to defend its interests.

22.	EVENTS AFTER THE REPORTING PERIOD

Subsequent to September 30, 2019, the Company granted 140,000 options to purchase Common Shares with an exercise price of $1.22. These options vest over three years with an expiry date five years from the grant date.

EMERALD HEALTH THERAPEUTICS, INC.

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2019 and 2018

(Unaudited)

(Expressed in Canadian dollars)

On October 7, 2019, the Company announced that its Verdélite facility had received its license amendment from Health Canada for the complete growing and processing area in its 88,000 square foot indoor facility.

On October 15, 2019, the Company announced that it received its cultivation amendment license from Health Canada for the first of two 78,000 square foot greenhouse at its organic cannabis growing facility in Metro Vancouver.

On October 16, 2019, the Company announced that its Verdélite facility received its sales license amendment from Health Canada.

On October 30, 2019, the Company announced an internal reorganization including the reduction of its workforce and other expenditures. As part of the reorganization, the Company reduced its workforce by approximately 65 staff positions. These reductions included the departures of Mr. Rob Hill, Chief Financial Officer and Corporate Secretary, and Mr. Sean Rathbone, Chief Operating Officer. These changes are focused on improving cash flow in the near term and the goal of building long term profitability. Ms. Jenn Hepburn was appointed Chief Financial Officer and Corporate Secretary. Dr. Avtar Dhillon, President and Chairman of the Company, ceased to be President and continues as Executive Chairman. Mr. Riaz Bandali, CEO of the Company, continues as President and CEO

On November 19, 2019, the Company’s joint venture partner Village Farms, provided notice seeking to have certain shares the Company owns in the Joint Venture released from escrow and cancelled as a result of the alleged non-payment of $5.94 million due to the Joint Venture from the Company. The Company has delivered a written notice disputing the release and cancellation of any shares of the Joint Venture held by the Company. On November 20, 2019 Village Farms provided notice of arbitration to the Company with respect to this matter.

The Company also understands that Village Farms has advanced $5.94 million to the Joint Venture, purportedly as a subscription for additional shares of the Joint Venture. The Company also disputes the right of Village Farms to acquire such shares. To the knowledge of the Company, as of November 29, 2019, there has been no change in the ownership of the Joint Venture.

On November 20, 2019, the Company demanded repayment of a $13.0 million loan made by the Company to the Joint Venture.

On November 29, 2019, the Company closed an offering with a single Canadian institutional accredited investor (the “Placement Investor”) under which the Placement Investor purchased 4,385,965 units of the Company (each, a "Unit") at a price of $0.57 per Unit for total gross proceeds of $2,500,000 (the "Offering").

Each Unit consists of one Common Share of the Company and one Common Share purchase warrant (each, a "Warrant"). Each Warrant will entitle the Placement Investor to acquire one common share of the Company (each, a "Warrant Share") at a price of $0.75 per Warrant Share for a period of five years following the closing of the Offering. In the event that the closing sale price of the Common Shares on the TSX Venture Exchange, or such other principal exchange on which the Common Shares are then trading, is greater than $1.50 per Share for a period of 10 consecutive trading days at any time after the closing of the Offering, the Company may accelerate the expiry date of the Warrants by giving written notice to the Placement Investor and in such case the Warrants will expire on the 15th day after the date on which such notice is given by the Company. The Placement Investor had also agreed to purchase from Sciences, 4,385,965 Common Shares of the Company (each, a "Secondary Share") at a price of $0.57 per Secondary Share (the "Secondary Sale"). The Company will not receive any proceeds from the Secondary Sale. The Treasury Shares and the Secondary Shares were offered by way of a shelf prospectus supplement filed November 15 in all of the provinces of Canada pursuant to National Instrument 44-102 – Shelf Distributions. The Company intends to use the net proceeds for general working capital purposes.